UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a - 16 AND 15d - 16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 17, 2002	Commission File Number 001-11145

BIOVAIL CORPORATION
(Translation of registrant's name into English)

2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, Canada
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (416) 285-6000

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F    X    Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934.    Yes            No    X

BIOVAIL CORPORATION

        This Report of Foreign Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 and Form F-10 of Biovail Corporation (Registration Nos. 333-92229 and 333-10860).

INDEX
PART I — OTHER INFORMATION

        1.    Operational Information

99.1	2001 Annual Report
99.2	Notice of Annual and Special Meeting of Shareholders — June 25, 2002
99.3	Management Information Circular
99.4	Proxy for the Annual and Special Meeting of Shareholders
99.5	2001 Annual Report for Canadian Regulatory Purposes

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOVAIL CORPORATION
May 17, 2002	By:	/s/ JOHN R. MISZUK John R. Miszuk Vice President, Controller and Assistant Secretary